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                         March 15, 2024

       Zhenyu Wu
       Chief Financial Officer
       EpicQuest Education Group International Ltd
       1209 N. University Blvd
       Middletown, OH 45042

                                                        Re: EpicQuest Education
Group International Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed March 12,
2024
                                                            File No. 333-277859

       Dear Zhenyu Wu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rebekah
Reed at 202-551-5332 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Johnathan Duncan